3900 Wisconsin Avenue, NW Washington, DC 20016-2892 202 752 7000

February 2, 2012

Via EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Federal National Mortgage Association
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Quarterly Period Ended September 30, 2011
File No. 0-50231

Dear Ms. Hayes:

I am writing with respect to the comment letter from the staff of the U.S. Securities and Exchange Commission to the Federal National Mortgage Association (the "Company") dated January 20, 2012. Per the telephone conversation on February 2, 2012, between Stephanie Hunsaker, Senior Assistant Chief Accountant, and Scott Lesmes of O’Melveny & Myers LLP, the Company intends to respond to the comment letter on or before February 8, 2012. If you have any questions, please contact me at (202) 752-2793.

Sincerely,

/s/ Stephen H. McElhennon

Stephen H. McElhennon Vice President and Deputy General Counsel